Exhibit 1

News Release

14 November 2006

RINKER ACQUIRES LIMESTONE QUARRY IN TENNESSEE

Rinker Group Limited (Rinker) (ASX and NYSE: RIN) today announced the acquisition of Greenback Crushed Stone, Inc. an independent limestone quarry producer in Loudon County, Tennessee.

The acquisition is a “bolt-on” to the existing South Central operations of the group’s US subsidiary, Rinker Materials Corporation (Rinker Materials). It follows the recent acquisition of three quarries and a block plant in south eastern Kentucky.

The Greenback quarry enables Rinker Materials to expand into the fast growing Loudon County, south-west of Knoxville. Rinker Materials currently operates three quarries in the Greater Knoxville area.

The Greenback quarry has over 90 years of reserves at current production levels.

Rinker has invested over US$1.9 billion in more than 48 acquisitions since 1998, together with around US$1 billion in the development of new quarries and operating plants and expansion of the base business.

Rinker is one of the world’s top 10 construction materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Annual revenue is over US$5.1 billion. Rinker has over 13,000 employees in over 780 sites across the US, Australia and China. Around 80 per cent of group revenue comes from the US.

This communication contains a number of forward-looking statements based on management’s current expectations and beliefs. Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the  environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the proposed offer by Cemex. You are cautioned not to place undue reliance on any forward-looking information. Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546)

RIN 09-06

Rinker Group Limited           ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067            PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au